Mail Stop 4561


      October 28, 2005




Anju Tandon
President and Chief Executive Officer
TNT Designs, Inc.
305 Madison Avenue, Suite 449
New York, NY  10165

Re:	TNT Designs, Inc.
	Registration Statement on Form SB-2 filed April 8, 2005
	File No. 333-123941

Dear Mr. Tandon:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that amendments to a registration statement must be numbered consecutively in the order in which they are filed. In this regard, we note that you this amendment is not properly numbered as amendment no. 1. See Rule 470 of Regulation C.

Cover Page

2. Please advise us as to why you have included the paragraph below the cross-references to the "Risk Factors" section in which you state that the prospectus may be supplemented or amended and that investors should read any such amendment or supplement before investing. Since this offering will be a continuous offering and preliminary prospectuses will presumably not be circulated, please advise us as to why this paragraph is necessary. We note, for example, that only the final prospectus will be circulated to and any supplements filed would be stickered to the final prospectus. Please revise or advise.
This comment also refers to similar language found on page 16.

Risk Factors, page 4

3. Please avoid using generic conclusions such as "adversely affected" when describing the risks` effects. For example, without limitation, we note that on page 9 you state that your "business" may be adversely affected by a unilateral termination of your agreement with Radico or your inability to meet minimum requirements. Explain the specific effect this risk will have on your business. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Risks Related to Our Financial Condition, page 4

TNT Has Yet to Attain Profitable Operations and Because TNT Will
Need
Additional Financing to Fund the Development of Business, TNT May
Experience Difficulty in its Efforts to Continue as a Going
Concern,
page 4

4. You disclose that a going concern paragraph has not been issued in that TNT currently has adequate cash on hand for your current monthly operating expenses which are nominal. We note that your cash balance has decreased significantly from the date of your audited balance sheet. In that regard, please advise us whether or not TNT still has enough cash on hand to cover monthly operating expenses for the next twelve months. Revise this risk factor and your discussion of liquidity on page 16 as necessary.

TNT is a development stage company with no revenues to date and there can be no assurances that TNT will ever be successful in generating revenue through our business and marketing strategy, page 4

5. Since the heading to this risk factor focuses on TNT`s lack of revenues, please revise your discussion to focus on lack of revenues, not profits.

As a development stage company with no history of operation..., page
5

6. We note your response to comment 17. Please revise your disclosure in the "Business" or "Plan of Operation" sections to discuss bullet points five and six.

Risks Related to the Market for our Common Stock, page 5

There is no active trading market for our common stock..., page 5

7. Refer to comment 18. We are unable to locate the requested revisions. Therefore, please revise the heading to remove the implication that, unless your shares are traded on the OTC Bulletin
Board, investors will be "unable" to sell their shares. As you indicate on the cover page and elsewhere, the selling shareholders will be able to sell their shares at a fixed price of $0.10 unless a market develops, and thereafter, at market prices or in privately negotiated transactions.

Risks Related to Our Business, page 7

As we have no operating history there can be no assurances..., page 8

8. Please revise to clarify that you only have one supplier, Radico
Export Import Ltd. In this regard, we note your statement in the first sentence under this heading that you have no customers and "a limited number of suppliers."

Our only alliance agreement is contingent on our purchasing of minimum quantities..., page 9

9. Please revise your risk factor to quantify the minimum requirements.

Selling Security Holders, page 10

10. We note your statement that "TNT is currently Blue Skied in the
States of New York, New Jersey and Georgia..." Please revise to clarify for investors that as of the date of this registration statement the selling shareholders may only sell their securities in
New York, New Jersey and Georgia.

Plan of Distribution, page 11

11. Please revise your disclosure on page 12 to clarify that, in the event there is a material change to your plan of distribution, you will file a post-effective amendment, not a prospectus supplement. Please see Item 512(a)(iii) of Regulation S-B. Please be aware that post-effective amendments filed to reflect such changes will require the suspension of sales until the post-effective amendment is brought effective.

Directors, Executive Officers, Promoters and Control Persons, page
12

12. Refer to comment 29. We are unable to locate the requested disclosure. As such, revise to expand your discussion of Ms. Tandon`s business experiences. For example, describe how Ms. Tandon was "involved" as an entrepreneur in the apparel, home furnishings, travel and fashion accessories industry. Provide dates and positions served for each position in the last five years. See Item 401 of Regulation S-B.

13. We note your response and revision relating to comment 30.
Please revise to include the term of office, if any, for each officer as well. See Item 401(a)(3) of Regulation S-B.

Description of Business, page 14

14. Please revise to expand your discussion of your relationship with
Radico. For example, you state in the sixth paragraph on page 14 that Radico has existing relationships that it wishes to continue, however, all future distributions will be handled by TNT. Clarify the nature and extent of these existing relationships and their effect, if any, on your ability to achieve your business plan. We note, for example, that TNT`s exclusivity rights appear to be "subject to" these exiting relationships.

15. We note your response to comment 35. Please revise to indicate when Radico expects to terminate its preexisting relationships with other distributors in New York. Further, expand your disclosure to indicate the duration of each preexisting relationship. If Radico`s termination of its existing contracts is dependent upon a certain event, such as the quotation of TNT`s shares or TNT`s capital raising efforts, please disclose this.

16. Refer to comment 34. Please revise to discuss your commission structure with Radico. Also, you state that the agreement with Radico does not provide for any minimum shipment amount. Please revise to clarify that your agreement with Radico requires you to buy a minimum quantity of products, quantifying this minimum purchase requirement. In addition, please disclose when the minimum purchase requirement will first be imposed and whether the minimum purchase requirement may change over time.

17. We refer to your response to comment 36 in which you state that
TNT is not able to "finance the link to the Radico website." This implies that TNT will have to pay a fee in order to be able to link to Radico`s website. To the extent this is true, please quantify the fees that TNT will be obligated to pay.

Plan of Operation, page 16

18. We note that your plan of operation for the 90 days following the date of this prospectus is to market and distribute Radico`s products to potential customers. Please revise to discuss your plan of operation for the next twelve months in accordance with Item 303(a)(1) of Regulation S-B.

19. We note your statement that TNT intends to negotiate an expansion if the geographic scope of the agreement with Radico such that the exclusivity extends throughout the United States. Please revise to discuss the status of those negotiations. Further, please clarify that the agreement TNT has with Radico does not include a provision regarding possible expansion throughout the United States.

20. We are unable to locate the requested disclosure relating to comment 39. Please explain how you intend to conduct marketing efforts via your website. Specifically, what methods will you utilize to steer traffic to your website?

21. Refer to comment 40. We are unable to locate the requested information. Please revise your disclosure to include a discussion of how long you can maintain your operations without additional financing. See Item 303(a)(1) of Regulation S-B.

22. Please revise the final paragraph under this heading to disclose your cash position, not the total value of your assets, since your ability to achieve the items noted in this section relies on the company obtaining additional cash. In connection with this, we note that your cash burn rate from November 2004 to May 2005 is in excess of $1,000 per month. Please disclose your cash position as of the most recent month-end.



Report of Independent Registered Accounting Firm, page F-2

23. We note your response to comment 48, but the proposed language for the audit report remains unchanged from what was initially filed.
As previously requested, please have your auditors revise their report to comply with the suggested modification in AU 9508.18 or tell us why they believe a revision is not necessary.

Financial Statements, page F-3

24. Please present an interim financial statements as of your most recent fiscal quarter in accordance with Item 310(b) of Regulation S-
B and update the financial statements in accordance with Item
310(g)
of Regulation S-B in your next amendment if necessary. This comment also applies to the "Summary of Our Financial Data" found on page 2.

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies

Stock based compensation, page F-7

25. We note that you valued shares issued for compensation in December 2004 based upon the fair value of the services provided, since the fair value of services was more readily determinable than the stock price. However, it does not appear that your proposed revisions have been made to the document. Also, it does not appear that you have revised your disclosures to include those suggested by
Chapter 12 of the AICPA Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Please include these revisions in your next amendment.

Part II

Item 26.  Recent Sales of Unregistered Securities

26. We note your response to comments 44 and 45. Please revise your disclosure to indicate which exemption you are relying on for each private placement, including the facts necessary to support the claim. In this regard, we note your supplemental response. Finally, please clarify whether all of the purchasers of your securities in each of the offerings were accredited investors.


Item 27.  Exhibits.

27. We are unable to locate the information requested by comment
45.
Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601of Regulation S-B.

28. As previously requested, please revise to file an executed copy of your Exclusive Distributorship and Alliance Agreement.


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kristi Beshears, Staff Accountant, at (202) 551-3429 or Linda Van Doorn, Senior Assistant Chief Accountant, at
(202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Staff Attorney, at (202) 551-3471 or the undersigned at
(202)
551-3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel
cc:  	Joseph A. Baratta, Esq. (via fax)
	Baratta & Goldstein
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Anju Tandon
TNT Designs, Inc.
October 28, 2005
Page 7